Exhibit 99.94

Vicinity Motors Reports Fourth Quarter and Full Year 2020 Financial Results

VANCOUVER, BC, March 31, 2021 – Vicinity Motors Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motors” or the “Company”) (formerly Grande West Transportation Group Inc.), a leading supplier of electric, CNG, gas and clean diesel buses, today reported its financial and operational results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 and Subsequent Operational Highlights

●	Delivered 55 buses for the year ended December 31, 2020, as compared to 45 buses for the year ended December 31, 2019.

●	The Company expects to deliver over 50 Vicinity buses in the first quarter of 2021, driving quarterly revenues of approximately $25 million, with a total of over 100 bus deliveries expected in the first half of 2021.

●	Unveiled first-of-kind Vicinity Lightning™ EV, a purpose-built, breakthrough electric bus integrating BMW batteries and components, for initial deliveries in 2021.

●	Entered into a strategic U.S. distribution agreement with ABC Companies, a leading provider of motorcoach and transit equipment in North America, to distribute the manufacturer’s Vicinity™ heavy-duty vehicles throughout United States.

●	The State of New Mexico selected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase directly from the Company’s diverse bus portfolio.

●	Appointed respected industry veteran, prominent Canadian transit leader and former CEO of BC Transit, Manuel Achadinha, as Chief Operating Officer.

●	Entered into a contract with Hinduja Tech Inc. for the design and engineering plans for its new American assembly facility and headquarters in the State of Washington.

●	Presented at leading investor and industry events including the Q1 Virtual Investor Summit, B. Riley Securities Sustainable Energy & Technology Conference, The Microcap Rodeo Winter Wonderland Conference, SNN Network Canada Event, 13th Annual LD Micro Main Event Conference and the 2020 CUTA Conference.

Management Commentary

“2020 was a year of foundation building, highlighted by the addition of innovative new electric vehicles to our product lineup and the preparations for a successful expansion into the U.S. market,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motors. “Despite the countless logistical challenges brought on by the global pandemic, we were able to deliver 55 Vicinity buses in 2020. More importantly, we expect to deliver over 100 buses in the first half of 2021, which is an incredible feat considering we have only just begun our U.S. expansion.

“The launch of our innovative Vicinity Lightning™ EV bus was a critical inflection point for the company, positioning us to deliver upon the future needs of an increasingly sustainability minded public transit market. Our purpose-built EV design includes world-class technology partners, allowing us to integrate proven battery systems and components from tier-1 suppliers like BMW. We have received initial orders for the Vicinity Lightning™ and are expecting additional new customer orders in the near-term, as we are seeing a significant increase in inbound inquiries from U.S. and Canadian transit operators.

“Looking ahead into 2021, we are incredibly well positioned to create long-term value for our shareholders. We believe that we will realize twice our full year 2020 sales in the first half of 2021 alone – an incredible feat and a testament to the demand we are seeing in the marketplace today. We look forward to announcing new sales, product and strategic milestone achievements in the months ahead,” concluded Trainer.

Fourth Quarter and Full Year 2020 Financial Results

Revenue for the full year 2020 totaled $26.1 million, of which $4.5 million, or 17.2%, was earned in the fourth quarter. This compares to revenues of $24.6 million for the full year of 2019, of which $5.4 million was earned in the fourth quarter.

Gross profit totaled $3.3 million, or 13% of revenue, for year ended December 31, 2020, as compared to a gross profit of $4.3 million or 18% of revenue, for the prior year. The margins in 2020 were negatively affected by sales mix, and 2021 deliveries generally have higher expected margins than those realized in 2020. Gross profit for the fourth quarter of 2020 was $2.2 million, or 49% of revenue, as compared to $0.7 million, or 13% of revenue, in the fourth quarter of 2019. The gross margin for the fourth quarter of 2020 was positively affected by sales mix, as well as $0.7 million for the recognition that the Company no longer has the obligation or intent to deliver 3 out of 8 future buses recorded in deferred revenue from a 2017 contract.

Total operating expenses for 2020 were $7.6 million, of which $2.7 million were incurred in the fourth quarter. Total operating expenses for 2019 totaled $9.3 million, of which $2.4 million were incurred in the fourth quarter.

Cash used in operating activities for the full year ended December 31, 2020 totaled $7.7 million, compared to $3.8 million in the full year ended December 31, 2019. Cash used in operating activities totaled $8.5 million for the fourth quarter of 2020, as compared to $2.6 million in the fourth quarter of 2019.

Net loss for the full year 2020 was $4.4 million, or $(0.17) per share, as compared to a net loss of $5.0 million, or $(0.21) per share, in 2019. Net loss in the fourth quarter of 2020 totaled $0.6 million, or $(0.02) per share, compared to a net loss of $1.8 million, or $(0.07) per share, in the fourth quarter of 2019.

Adjusted EBITDA loss for 2020 was $2.3 million, compared to an adjusted EBITDA loss of $2.4 million for 2019. Adjusted EBITDA for the fourth quarter 2020 was $0.2 million, compared to an adjusted EBITDA loss of $0.8 million for the three months ended December 31, 2019.

Working capital as of December 31, 2020 totaled $16.7 million, as compared to $12.2 million as of December 31, 2019. Vicinity Motors was able to ensure ongoing liquidity through delivering on existing orders, renegotiating credit facilities, and product line expansion.

Fourth Quarter and Full Year 2020 Results Conference Call

Management will host an investor conference call at 4:30 p.m. Eastern time on March 31, 2021 to discuss Vicinity Motors’ fourth quarter and full year 2020 financial results, provide a corporate update, and conclude with a Q&A from telephone participants. To participate, please use the following information:

Q4 and Full Year 2020 Conference Call and Webcast

Date: Wednesday, March 31, 2021

Time: 4:30 p.m. Eastern time

U.S./Canada Dial-in: 1-855-327-6837

International Dial-in: 1-631-891-4304

Conference ID: 10013838

Webcast: http://public.viavid.com/index.php?id=144104

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Friday, April 30, 2021. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10013838. A webcast will also be available by clicking here: Vicinity Motors Q4 2020 Webcast.

About Vicinity Motors Corp.

Vicinity Motors Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading Canadian supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Vicinity’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW, seeks to lead the global transition to a more sustainable public transit system. For more information, please visit www.grandewest.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Management believesthat Adjusted EBITDA is an important measure in evaluating the historical operating performance of the Company. However, Adjusted EBITDA is not a recognized earnings measure under IFRS and does not have a standardized meaning prescribed by IFRS. Accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Readers of this MD&A are cautioned that Adjusted EBITDA should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as indicators of the Company’s performance, or cash flows from operating activities determined in accordance with IFRS as a measure of liquidity and cash flow. The Company defines and has computed adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, non-operating income and expenses, and share based compensation.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended	3 months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
(Canadian dollars in thousands - unaudited)	2020	2019	2020	2019

Net Comprehensive loss	(568)	(1,759)	(4,402)	(4,985)

Add back

Stock based
compensation	559	221	963	640

Interest	165	165	730	701

Foreign exchange (gain) loss	(421)	119	(725)	55

Loss on disposal	99	116	99	116

Income tax expense	98	59	98	59

Amortization	249	251	987	1,014

Adjusted EBITDA	181	(828)	(2,250)	(2,400)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure – gross margin

Gross margin is a non-GAAP measure calculated as the difference between revenue and cost of sales. Gross margin expressed as a percentage is calculated as the difference between revenue and cost of sales, divided by revenue.

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Consolidated Statements of Financial Position

(In thousands of Canadian Dollars)

	Note	December 31, 2020	December 31, 2019

Current Assets
Cash and cash equivalents		1,283	757
Restricted cash	4	358	356
Trade and other receivables	5	4,149	9,200
Inventory	6	32,614	19,303
Prepaids and deposits		2,426	1,204

		40,830	30,820
Long-term Assets
Intangible assets	7	2,174	1,551
Property and equipment	8	4,032	4,533

		47,036	36,904
Current Liabilities
Accounts payable and accrued liabilities		12,908	7,890
Credit facility	9	5,759	5,850
Current portion of deferred revenue	10	1,899	1,281
Current portion of provision for warranty cost	11	763	1,404
Current debt facilities	12	2,532	1,960
Current portion of other long-term liabilities	13	275	226

		24,136	18,611

Long-term Liabilities
Other long-term liabilities	13	278	389
Provision for warranty cost	11	256	143
Deferred revenue	10	—	1,102

		24,670	20,245

Shareholders’ Equity
Share capital	14	46,468	37,136
Contributed surplus	14	3,164	2,384
Accumulated other comprehensive loss		(19)	(16)
Deficit		(27,247)	(22,845)

		22,366	16,659

		47,036	36,904

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Consolidated Statements of (Loss) Income

(In thousands of Canadian dollars, except for per share amounts)

		Year ended	Year ended
	Note	December 31, 2020	December 31, 2019

Revenue
Bus sales	19	21,666	19,937
Other	19	4,403	4,711
		26,069	24,648

Cost of sales	6, 8a	(22,727)	(20,310)

Gross margin		3,342	4,338

Expenses
Sales and administration		6,035	7,241
Stock-based compensation		963	640
Amortization		643	627
Interest and finance costs	9,12,13	730	701
Foreign exchange (gain) loss		(725)	55

		7,646	9,264

Loss before taxes		(4,304)	(4,926)

Current income tax expense	16	98	59

Net loss		(4,402)	(4,985)

Loss per share
Basic & diluted	23	(0.17)	(0.21)

Weighted average number of common shares outstanding
Basic & diluted	20, 23	25,759,134	24,235,691

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

		Year ended	Year ended
		December 31, 2020	December 31, 2019
	Note

OPERATING ACTIVITIES
Net loss for the year		(4,402)	(4,985)
Items not involving cash:
Loss on disposal of property and equipment		99	116
Amortization		987	1,014
Foreign exchange loss		25	61
Interest and finance costs		730	701
Stock-based compensation	14	963	640
		(1,598)	(2,453)
Changes in non-cash items:
Trade and other receivables	5	4,984	4,500
Inventory	6	(13,206)	(3,276)
Prepaids and deposits		(1,222)	52
Accounts payable and accrued liabilities		4,996	(1,396)
Deferred revenue	10	(591)	—
Warranty provision	11	(523)	(826)
Interest paid		(496)	(377)
Cash used in operating activities		(7,656)	(3,776)

INVESTING ACTIVITIES
Purchase of intangible assets	7	(943)	(136)
Purchase of property and equipment	8	(477)	(338)
Proceeds on disposal of property and equipment	8	274	304
Restricted cash	4	(1)	(5)
Cash used in investing activities		(1,147)	(175)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	14	9,049	125
Share issuance costs	14	(578)	—
Proceeds (repayments) from credit facility, net of fees	9	(93)	2,203
Proceeds from short-term loans	12	2,219	122
Repayment of short-term loans	12	(1,052)	(185)
Repayment of convertible debt	12	(24)	—
Repayment of long-term loans	13	(162)	(209)
Cash provided by financing activities		9,359	2,056
Effect of foreign exchange rate on cash		(30)	(80)
Decrease in cash and cash equivalents		526	(1,975)
Cash and cash equivalents, beginning		757	2,732
Cash and cash equivalents, ending		1,283	757